Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

March 6, 2024

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11339
Municipal Income ETF Portfolio, Series 12
(the “Trust”)
CIK No. 0002006478 File No. 333-277006

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Risk Factors

1.If the Trust will have material exposure to the municipal bonds issued by any jurisdiction experiencing financial distress, please identify that jurisdiction and add relevant risk disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has material exposure to any jurisdiction experiencing financial distress, relevant disclosure will be added to the Trust’s prospectus.

2.If the Trust will have direct investments in investment grade securities, please specify the type of investment grade securities.

Response:The Trust notes that there is no direct investment in investment grade securities. The disclosure has been modified to reflect that while not a part of the Trust’s portfolio selection process, through the Trust’s investment in the Funds, the Trust has exposure to investment grade securities.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon